Exhibit 99.(a)(1)

A French translation of this communication is also available

IMPORTANT INFORMATION:

        The offer to purchase all of the issued and outstanding common shares of Alcan, Inc. (the "Offer") is being made by Rio Tinto Canada Holding Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Rio Tinto plc.

        This communication is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Alcan, Inc. and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the "SEC") and mailed to Alcan, Inc. shareholders.

        The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

        In connection with the Offer, Rio Tinto plc will be filing with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan, Inc. is expected to file a directors' circular with respect to the Offer. Rio Tinto plc will also file with the SEC a Tender Offer statement on Schedule TO (the "Schedule TO") and Alcan, Inc. is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). SHAREHOLDERS OF ALCAN, INC. ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

        The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto plc's website, www.riotinto.com.

        While the Offer is being made to all holders of Alcan, Inc. common shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Rio Tinto plc may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

        The Offer will be made to holders in Belgium of shares and/or certificates admitted to trading on Euronext-Brussels (the "IDRs"). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the "Belgian Supplement") is expected to be approved by the Belgian Banking, Finance and Insurance Commission. Once such approval has been obtained, the offer and takeover bid circular can be made available in Belgium to holders of shares and/or IDRs together with the Belgian Supplement.

        The Offer will be made to holders in France of shares admitted to trading on Euronext-Paris.

        An announcement including the main information relating to Rio Tinto plc's Offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain information relating to how and in which time limit Alcan, Inc. shareholders residing in France can accept this Offer.

Forward-looking statements

        This communication contains statements which constitute "forward-looking statements" about Rio Tinto plc and Alcan, Inc. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as "will", "intend", "estimate", "expect", "anticipate", "believe" and "envisage". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto plc or Alcan, Inc. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto plc's most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan, Inc.'s most recent periodic reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

        Nothing in this communication should be interpreted to mean that the future earnings per share of Rio Tinto plc will necessarily match or exceed its historical published earnings per share.

        Other than in accordance with their legal and regulatory obligations (including, in the case of Rio Tinto plc, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto plc nor Alcan, Inc. is under any obligation and each of Rio Tinto plc and Alcan, Inc. expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Pro Forma Financial Information

        Pro forma financial amounts for 2006 included in this communication are derived from the published financial statements of Rio Tinto plc and Alcan, Inc. for the year ended 31 December 2006. Alcan, Inc. prepares its financial statements under United States generally accepted accounting principles "US GAAP") and Rio Tinto plc prepares its financial statements under International Financial Reporting Standards ("IFRS"). US GAAP and IFRS differ in certain significant respects. For the purposes of this communication, amounts determined under US GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either US GAAP or under IFRS could differ significantly from the pro forma information presented herein. In addition, to this pro forma information does not constitute "Pro Forma Financial Information" as it is defined in Article 11 of Regulation S-X of the SEC.

Transcript of North American media conference call, dated July 12, 2007

Speaker key

FC	Facilitator
S?	Unidentified speaker
PS	Paul Skinner
DE	Dick Evans
TA	Tom Albanese
YF	Yves Fortier

        S?    This session specifically meet the needs of our Canadian and North American counterparts.

        FC   Mr Albanese is Rio Tinto's chief executive officer and Dick Evans is president and chief executive officer of Alcan. Before we start let me say a few words about the running order of the press conference. Mr Skinner will first give an overview of the recommended transaction. He will be followed by Mr Albanese who will discuss strategic rationale for Rio Tinto's decision to enter into this transaction. Monsieur Fortier will then explain how and why the board of directors of Alcan resolved to recommend to shareholders acceptance of the transaction and finally Mr Evans will discuss the prospects of the new organisation going forward. Without any further ado I will ask the CEO of Rio Tinto, Mr Paul Skinner to please take the floor.

        PS   All of you, we are very pleased to be able to speak to you from Montreal about our recommended cash offer of USD101 for each Alcan share, which we announced this morning at 7.30 London time. First of all it is a true pleasure for me to be here with you this morning given the relationship we have had with Canada for many years now. And more specifically for a certain time now as CEO of the Board of Shell Canada. I think it is important to understand that Rio Tinto is strongly attached to Canada and to Quebec more specifically. Currently through QIT the mining company IOC and Diavik diamond mines. The transaction that was announced this morning will consolidate and improve a relationship that is already mutually productive and very fruitful. We have announced today an offer that is being fully recommended in cash for USD101 per share. For an equivalent total of USD 38.1 billion for all of the Alcan shareholders. For Alcan shareholders we are offering the certainty of cash and a premium of 65.5% to Alcan's all time closing share price, [unclear] closing share price prior to the 7 May and a 32.8% premium to Alcoa's current offer. The offer is recommended by the Alcan board. I will leave it to Yves Fortier to explain the board's decision in a few moments but I'm very proud to say that together we designed this transaction not only to deliver optimum value to our respective shareholders but also with the interests of other respective stakeholders in mind. The transaction will bring together two industry leading and complementary aluminium businesses and the combined business will be name Rio Tinto Alcan. From the outset Rio Tinto Alcan will be a new global industry leader in aluminium. The new global leader will have its headquarters right here in Montreal creating business opportunities and employment opportunities right here in this city. I am pleased that the Alcan CEO, Dick Evans, has accepted to become the CEO of Rio Tinto Alcan. Two other members of the Alcan board will join the Rio Tinto board group. In just a few minutes Dick will share a few words on the formidable perspectives associated with this new world leader of the aluminium industry. I would like to ask Rio Tinto's CEO, Tom Albanese, sitting next to me, to explain the strategic value of the transaction from Rio Tinto's standpoint. Tom.

        TA   Thank you Paul. Good afternoon everyone. First and foremost this transaction is consistent with our approach to value and our strategy investing in high quality, long life, low cost assets. Rio Tinto Alcan will inherit a powerful combination of high quality, competitively positioned assets in the aluminium industry. Aluminium is an excellent business to be in. The outlook for the sector is very strong. World demand is expected to grow at more than 6% per year through 2011. In fact global demand over the last four years has been even higher at 7.7% per year. We've seen China's demand for steel, for copper, and for aluminium ramping up in recent years with its share of global consumption now representing 20% to 30% of global demand for copper and aluminium respectively, and over 45% of worldwide iron ore demand. If history is a guide we will see a demand from increasingly urban India following East Timor [unclear]. This transaction adds diversity and balance to the already very strong earnings of the other product groups especially copper and iron ore, putting us in an exceptional position to benefit even more from this China story. The financial rationale for the transaction is strong. We expect the acquisition to be both earnings accrecretive and cash flow positive from year one. And value enhancing to Rio Tinto shareholders. By which I mean their net present value. Shareholders will benefit from approximately US 600 million post tax synergies by 2010. This will be largely derived from complementary assets in northern Australia but also synergies available in research and development, finance, procurement and other corporate and other overheads. We intend to retain our focus on mining and metal activities by the divestment of Alcan's packaging division as jointly agreed with Alcan. The engineering products division will be retained and Rio Tinto will focus on managing the portfolio for optimum value. Having said this, we will aggressively develop Rio Tinto Alcan, which will have a strong pipeline throughout the value chain. This includes bauxite mining in Australia and Guinea, refining expansion at Yarwun and Gove in Australia and new smelting capacity in Canada, certainly in Quebec and British Columbia, in the Middle East and Iceland, South Africa and Malaysia. Sustainability is the fundamental pillar of our strategy. Alcan's [unclear] builds upon our existing climate change and energy strategy. Another example of the strategy is our recent announcement that we are investing in the development of low carbon energy through carbon capture and storage with our joint venture partner British Petroleum, known as the Hydrogen Energy Venture. We also have a great story to tell on innovation. Alcan's smelting technology is the industry's benchmark and proprietary AP technology leads the market in smelting R&D. It will lead to even further improvements in energy [unclear] into the future. In just a moment Yves will explain how the transaction is structured so that Canada, and particularly Quebec and British Columbia derive benefit from the transaction. But I want to stress that there are also benefits to our largest asset base, Australia. This transaction will give Australia a key role as the global aluminium industry leader. It will create a single larger global mining and refining basis for the worldwide bauxite and alumina assets by combining the complementary Australian assets of Rio Tinto and Alcan. So this group will be managed globally from Brisbane in Australia, reporting into the global corporate headquarters of the aluminium sector here in Montreal. There will therefore be no [unclear] for a commitment in Australia. And our recent announcements on the Yarwun expansion and a continued iron ore expansion, the [unclear] are testament to this. I will now hand you over to Yves to discuss the Alcan board recommendation to our shareholders.

        YF  Thank you Tom. Good afternoon to you all. I'd like to kick things off by indicating to my colleagues here in the province of Quebec and elsewhere in Canada that the decision made by the board yesterday afternoon after a period of very long reflection was not a decision that was made easily. And let me explain, before the 7th of May, before Alcoa made its hostile offer, Alcan, under the direction of Dick Evans and his colleagues from the board of Alcan was really going forward very nicely that the Alcan shares reflected that reality. On 7 May this hostile offer was made by Alcoa and that involved us and got us thinking and as a result also put Alcoa at stake. And from that point on within the board there was a will that was formulated, we had to explore all of the possible options that were offered to us to counter this hostile offer and that is exactly what we undertook to do. We struck a special committee according to proper governance rules and my long time friend and colleague, [unclear] who is also a member of the board and whom many of you know very well, have decided there have been I don't know how many meetings of the special committee and also meetings of the board were held, there have been meetings that have been held with our financial advisors, with our legal advisors, and in the end we've had to come to understand that the transaction that we could consider would be taking control. So from that point on we did two things, first of all we issued our circular on 22 May recommending that our shareholders reject Alcoa's offer which was inadequate at every level and which was conditional upon too many elements and we launched discussions, as we indicated in our circular, with other companies, and we discovered quite quickly that we had many friends who were offering to lend a helping hand. And some of these discussions actually turned into negotiations. Before 7 May I had the pleasure of meeting with Paul Skinner who had shown interest on the part of Rio Tinto, with respect to Alcan. I said to him at the time, thanks but no thanks, but with a British accent of course! In other words I said no thank you. But after 7 May, well, we continued with our contacts with Rio Tinto as well as with others. All sorts of confidentiality agreements were looked at. We went through the due diligence exercise and it appeared in time to my colleagues, the 12 members of the board and myself, it became clear that with Rio Tinto we had, well I wouldn't say a Siamese twin, but we found a company whose culture was in many ways very similar to that of Alcan. Rio Tinto has its managers, we have two of them here too, Tom and Paul, directors, who developed common interests with Dick, with myself, with Paul Cillier [?], just to name a few individuals. And we felt that it would be to our advantage to deal with Rio Tinto, this giant on the global scale in terms of the mining world, with the exceptional projects underway, with pipelines—we have our very own projects as well and as I have indicated. And from discussions we moved on to negotiations. And the negotiation came through. But it was crucial for us trustees of Alcan, as members of the board, that on one hand Alcan's commitments vis a vis the Quebec government under the continuity agreement subscribed last December be respected at every level by Rio Tinto. That commitment was made. In the last year I met with the Prime Minister of Quebec, with Paul Skinner, I met Monsieur Raimond Bachand Minister of Economic Development who is responsible for this portfolio, and indeed we have given him the text, resolution of the Alcan board that made this decision late yesterday afternoon and we had to deal with the situation, we had to bite the bullet. And I will be able to share with you in just a few words what commitments were made by Rio Tinto, and this is after having negotiated with them. I will just name a few of these commitments. But I would like to underscore that from the word go that all of Alcan's commitments will become those of Rio Tinto from an economic, social, cultural perspective. Investments that were announced when Dick and myself were in Sagney in December, we were talking about USD 2 billion, the perusal of the modernisation plants at Kitimat in British Columbia, you can tick that off, dealt with. I spoke to Prime Minister Campbell a few hours ago. Investment of USD 140 million in the power plant of Shipshaw, that's also going to be done. The Maison Alcan renovations, announced in December, that's also going forward, USD 50 million, USD 60 million, that's also right there. Maintenance in the province of Quebec of management of research and development activities, electrolysis technology, also being dealt with. Maintenance of our sponsorship and other community commitments of which certain flagship activities, international jazz festival in Montreal that ended last Sunday for instance, that ended on a positive note. The Alcan prize for durability, also tick that off. As I told Monsieur Berchand early this morning, Rio Tinto Alcan is committed to create at our requestthis is something we negotiated—and Rio Tinto has agreed to create an endowment fund, USD 200 million worth so that Rio Tinto Alcan Foundation will give this endowment in order to fund community events. Thanks to Alcan in Canada Rio Tinto is going to create a forum, a Canadian forum of sorts, a type of committee that will be helping the Rio Tinto board, and this Canadian forum will be made up of the board chair, Paul CEO Rio Tinto, myself, Dick and other outsiders who will be advising the board, other officers who will be helping them in terms of cultural and social issues that are specific to Canada. And as Paul mentioned before, three of us, currently on the Alcan board, will have access to the Rio Tinto board. The headquarters of this giant in the aluminium world will be remaining right here in Montreal. There won't be any loss of jobs, quite the contrary. So all in all this has been a decision that in the end was a relatively easy one to make, thanks to my colleagues, members of the board of Alcan, when we decided to adopt unanimously the resolution that was before us yesterday afternoon. I believe that not only our shareholders will benefit, will be rewarded, and that is indeed the case, but there are all the other stakeholders, employees, the Montreal population, employees in the Cegny [?] region, elsewhere in the province of Quebec, in the province of British Columbia and even elsewhere around the world, we took their interests to heart.

We considered their interests. And we are very happy to walk hand in hand with our friends from Rio Tinto under the heading Rio Tinto Alcan, with a room with a view, right here in Montreal.

        DE  Thank you very much. I think our chairman has eloquently brought us up to date on how we reached this press conference so perhaps I could speak briefly about where we go from here. You have already heard and know from today's events that this transaction brings together two businesses with very complementary assets and a common business model for delivering shareholder value. And of course to be the world leader in aluminium here in Montreal. Now what does it need to be a global leader? I think we all say that but I think it's quite significant. We will be the global leader in aluminium metal production, the global leader in bauxite production, we will be among the top producers of aluminium with a very clear path and approved capital programs that will bring us to being the leader in alumina. So on a scale basis we will be the leader. Equally important we will be the leader in low cost production, which as we know in commodity businesses is essential to superior shareholder returns. Thirdly we will be the undenied leader in technology in the aluminium sector and that includes not only the smelting technology but also the alumina refining technology and bauxite mining technology. And finally the combination of the two pipelines of projects between Rio Tinto and Alcan will again be undeniably the best pipeline of lowest cost, high quality projects existing in the aluminium sector. I think we will also be a leader in some very important share values. I began with shareholder value because I think we are both dedicated to delivering shareholder value and have very common views on that. Secondly the commitment to our employees, to give our employees opportunity, security and the right to grow. I think again we have very common views of that. Our commitments to environmental health and safety, all three Rio Tinto and Alcan have been leaders in their own space in this [unclear]. Finally leaders, I think. in terms of our view in terms of the communities in which we operate and the values that we hold in relationship to that commitment. It's interesting because of my history in the aluminium history which goes back almost 40 years now, I am aware that this is not the first time that this combination has been considered. In fact it has been considered several times over several decades and it has been contemplated by others to make this combination but we expect to be the group that actually completes that combination and makes it a reality as a global leader. With that I know you would like to get to the question and answer period, I will turn it back to Paul for closing remarks and then we will look forward to your Q&A.

        PS   Thank you Dick. Briefly in summary, we're offering Alcan shareholders an attractive premium, certainly and the unanimous recommendation of the board. This transaction is certainly a milestone in Rio Tinto's strategy of building a portfolio of high quality, long life, low cost assets. As for the timetable we hope to have the transaction finalised in the fourth quarter of this year. And finally I would like to reiterate our commitment vis a vis our host countries. We are maintaining long term relationships in Canada and in Quebec and we will continue massive investments in the economic resources of these countries. We have done business here for 50 years. We think it is an outstanding country in which to invest, to do business, and to grow. We know how important this sector is to Quebec and to Canada. As Yves outlined, we share Alcan's investment priorities in this country and we will invest billions of dollars over the next several years. Alcan has made enormous contributions to Canada and to the world and I think everybody who has been associated with its efforts should be very proud of that. In turn we at Rio Tinto are very proud of our new association with Alcan and its people, as we are of a very newly strengthened partnership with Canadians everywhere. I would actually just in conclusion like to just pay a tribute to our two Alcan colleagues here. These transactions are very difficult and occur under very pressurised circumstances and I have through the period of discussion developed and maintained the greatest respect, first for Yves Fortier in his whole conduct of the discussions we've had and as a consequence I am delighted that he is going to continue to be part of the Rio Tinto board. But also to Dick. Companies in today's world require leadership of the highest standard and it's difficult sometimes to play the leadership role when the whole world is looking at you. I have to say that as I've watched Dick through the last months I've taken away something that I already rather suspected, that he is an outstanding business leader; he is the best leader in the aluminium business in today's world. And the fact that he's going to be leading the Rio Tinto Alcan for me is a source of great satisfaction and I know Tom shares those views. So to the two of you, thank you very very much for the way in which this whole process has been conducted. I think with that we'll take your questions.

        FC   We have mikes on the left and on the right, please introduce yourselves as well as the organisation that you are from. If you want to address your question to anyone in particular please do so.

        IN   Unfortunately the interpreter did not hear the question.

        TA   You know one thing about Alcan when we signed the confidentiality agreements we like to live up to them and we have signed a number of confidentiality agreements, more than one, more than two, throughout this process. And we have disclosed that we have been in discussion with a number of parties so I am sorry but I just don't feel ethically correct in either answering yes or no to that.

[unclear]

        TA   I think this is certainly an attractive offer for the Alcan shareholders and certainly is endorsed and approved by the Alcan board. It's an attractive price, it's an all cash transaction, it works quite well in terms of the very rapid path to execution and completion by the fourth quarter of this year, and a very good fit in terms of the values, as Dick just referred to, the ethics of the two companies. So I do think this is an excellent offer that makes the utmost sense for Alcan shareholders. Beyond that I'd have to say that it's just a bit of speculation.

        DA  Daniel Allende, Les Affaires. You said before there wouldn't be any loss of jobs in Montreal after this fusion, this merger, and you said quite the contrary, what do you mean by quite the contrary, could there be job creation?

        YF  I'd like to have a crystal ball, I think I delivered my thoughts on the situation and I tried to share the information that had been compiled and that I was made aware of. When I say there might be the move of certain employees, let's say from Australia they might come to Montreal, and vice versa. Either there will be an equal number of employees at Alcan or more. By how much, we will see. As Tom sees the situation if things progress at the rate he hopes then maybe there will be important job offers.

        DA  Can you tell us when discussions started with Rio Tinto specifically? Can you be specific?

        YF  Specific. Well maybe not the time but I had told you that we had met them before 7 May and I can tell you that they reacted very shortly after 7 May.

        S?    [unclear] I'd like to ask Monsieur Fortier a question. Monsieur Fortier you told us two things, you conveyed two messages that you were satisfied with the transaction that had been signed but from the beginning you said that you were going into this maybe because we have to, because we're under the gun. What is Alcan moving into this situation, given the situation such as it stands, you said you had to bite the bullet?

        YF  Well, I gave sufficient explanations I believe. I even revealed my very own personal feelings with respect to all this. You know, it's with a great deal of emotion that I see Alcan being taken over by a foreign company. I do have a lump in my throat and that is the truth of the matter. But the negotiations have come through and we're ending up with a marriage of reason, so to speak, and it is such that shareholders, and as you know the first objective of a board member is to maximise the value of the shares in the best interests of shareholders. I think we've done that, we've accomplished that. And then secondly we have to make sure that the community in which we operate, those employees that have made Alcan the jewel that it is, this is thanks to Dick and his colleagues within this executive committee, his predecessors, our predecessors at the board, who have created this jewel—this is all going to remain right here in Montreal with all the impact that is associated to this. In Cygne region it will be the same thing, business as usual, same elsewhere, British Columbia. The spin offs are numerous. So when I said it wasn't happily what I mean is that it wasn't happily that we entered into this process, because we didn't call for it, we didn't look for it. But once it was imposed upon us I think that we were able to reap the benefits.

        DA  We speak of an endowment of USD 200 million, there was another percentage that was devoted also to different activities, this 200 million, is it more or less than what you used to give?

        YF  It is a bit more and what is more it's guaranteed; it's an endowment that will be financed over a five year period and administered by independent trustees. For me and my colleagues on the board that was extremely important. It's not a magnanimous gesture but it's a very nice gesture indeed on the part of Rio Tinto.

        S?    How will that differ, how will operations [unclear]

        TA   Maybe I'll start off but Dick and I have been having quite a few discussions about this, he could give us his vision of how that will all come together. It's clear that Alcan, that the management team of Alcan are global sector leaders. What we want to do is build the two organisations because we've recognised that Alcan is probably light on the ground and we're strong on the ground but we have deep and broad capabilities in Australia. Australia is a very heated resource market right now and we have a long period of time of running a very complex operation in the aluminium sector in Australia. There is a nice complementarity between those two and there is very very strong competencies in Australia in those areas of bauxite mining and alumina refining, which nicely complement the strength that we see in Montreal in the area of smelting, in the area of R&D and running a global aluminium sector. So I see those two coming together nicely. In addition what we are foreshadowing would be with the Rio Tinto Alcan we will now increase what has already been a large presence in Canada. So that will allow us to basically create a new hub of corporate capabilities to ensure services in Montreal for all of our businesses in Canada. That would include that work we need to do to provide support for the Diavik mine in North West Territories, for IOC in Labrador and Newfoundland and our QIT business in Sorel. So we see it actually complementing and allowing us to build upon what is a very strong corporate structure in Alcan. And of course there are some corporate activities of running a public company that would be part of the Rio Tinto system and what we'd be looking at—over the next few weeks I'll be sitting down with Dick and looking at the full range of capabilities of the organisation. And I would add that Rio Tinto is in total a growing company. We are rapidly expanding, our iron ore business, we are rapidly expanding vis a vis Africa. Francophone speaking parts of Africa by the way, as an organisation we are scarce of some very important language needs. So I wouldn't look at this as just opportunities within this larger global aluminium sector but I'd look at this as opportunities and capabilities within the entire Rio Tinto business. In 1993 I came into Rio Tinto through acquisition. So I was bought in and I basically went through the process of being integrated and I can tell you from my perspective, since 1993 I've seen parts of the world, I've been involved in ranges of business, including here in Quebec, involved with QIT, involved with IOC, that I wouldn't have dreamed of back then. So this has truly been an opportunity and from my personal perspective I see that these sets of acquisition for those highly mobile, highly capable, energetic, ambitious individuals within the Alcan system, I think we can provide lots of opportunity.

        DE  I'd like to say after that that today we have relatively few bauxite and aluminium people in Montreal. We actually have far more in Brisbane than we do in Montreal. So the movement of the business unit, bauxite and alumina to Brisbane is where most of our people are today. So that will be a combining really of our two organisations there. On the other hand Rio Tinto has their corporate aluminium headquarters in Brisbane. So the primary metals related to the linkages between primary and bauxite, alumina and R&D, it's basically an Australian aluminium company. So when you look at the net flow you'll look at more of the aluminium people coming to Montreal than you will B&A people going to Australia.

        S?    [unclear]

        TA   Maybe rather than ask them I'll give my opinion, I'm sure Yves will give his. Mine is categoric; this is a far better deal to Quebec and to Canada and to Montreal than what Alcoa tabled.

        YF  The Alcoa offer in so far as benefits to Quebec, our concern pales in comparison to what Rio Tinto has undertaken and committed to doing. It's not even a close second.

        S?    [unclear] if this was such a great deal why has this [unclear]?

        TA   Well, as I said earlier, the dialogue between Alcan and Rio Tinto has gone on for decades, literally, and that's a fact. Recently we had considerable discussions about not a change of control transaction but about other types of combinations that could get into synergies in Australia. So we had significant meaningful discussions on that as a possibility. We do share one of the world's largest aluminium refineries in QAL, we've been partners for years, and we do have some joint arrangements there. So it was not difficult to accelerate the longstanding discussions we've had over the years with Rio Tinto and as Yves said, we had been in some discussions even prior to the Alcoa hostile bid, so it was very simple to pick those up and move them along. The process we took was one of looking at all alternatives and again, as Yves said, we looked at all alternatives. We looked at stand alone, recapitalising the company, leveraging it up, divesting certain assets. We looked at a Packman strategy. We looked at non controlled transactions and we looked at a number of controlled transactions. And I think we did a very thorough job of, in my view, coming up with the very best solution for Alcan shareholders, employees, and our communities.

        S?    Did you have to fight hard to get the deal to what you had at the end?

        DE  You heard what Mr Skinner had to say earlier about our talents as negotiators. No transaction of this size if easy for either party, I can assure you of that having been through a number of them. It is stressful, it is tough, sometimes the best solutions come out of the hardest work.

        YF  Let me have just one word if I may? Because included in your question seemed to be an assumption that we took the—the board took the decision that it could not remain independent. I hope you understood me well that that decision was forced on us by the hostile offer made by Alcoa. That was not a journey; that was not an objective which we had on our platform prior to 7 May.

        S?    My question is for you Monsieur Fortier, Monsieur Fortier if I may? An analogy—it's kind of like a father who has married off his daughter who had the choice between two fiancées and you took the one that you disliked least. Is this something like that?

        YF  Well, once the hostile offer had been made by Alcoa, what we were looking for my, colleagues and myself, was the best possible partner. As I said previously, one wasn't even on the table and another one, by the name of Rio Tinto came to be and we eventually accepted the advances. Not because we had to make a choice, the choice was imposed upon us.

        S?    So has this agreement put an end to anything Alcoa could possibly want or could Alcoa come forward before some date and come up with something else?

        YF  Well, as Tom said as an answer to another question, it's always a possibility, and we will see what the future holds for us.

        S?    [unclear] in following the decision to maintain the leading of orders and the control of the alumni [unclear]?

        TA   I don't think the location of the headquarters will have any different impact on the future of Vuadreuil whether it was at Montreal or whether it was at Brisbane, and Vuadreuil as you know is an older facility that has significant challenges. Now to their credit they have done a remarkable job in recent years, increasing production, improving safety, and out performing all of our expectations. So of course we hope that it will continue to be as competitive for as long as possible. But I don't think the combination or the change here will have a meaningful impact one way or the other on the ultimate life of Vuadreuil. And in the nearer term of course our intent is fully to operate Vuadreuil and continue to make it as good as we can for an older facility.